UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

CHINA CERAMICS CO., LTD.

(Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone

Anhai, Jinjiang City

Fujian Province, PRC

Telephone +86 (595) 8576 5053

(Address of Principal Executive Office)

Copy of correspondence to:

Stuart Management Company

830 Post Road East

Suite 205

Westport, CT 06880

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Background

On May 1, 2014 The Nasdaq Stock Market (“Nasdaq”) halted trading in the securities of China Ceramics Co., Ltd. (the “Company”) and notified the Company of the Company’s non-compliance with the Nasdaq Marketplace continued listing requirements. The Company had previously notified Nasdaq (i) of the Company’s inability to timely file its Annual Report on Form 20-F, and (ii) of the Company’s termination of Grant Thornton Shanghai PRC (“GT”) as the Company’s principal independent registered public accountants on April 30, 2014. In connection with its audit of the Company’s consolidated financial statements for the year ended December 31, 2013, GT raised a number of concerns with the Company and differences arose regarding the manner in which the concerns should be addressed. The Audit Committee and the Board voted to dismiss GT and to engage a new auditing firm to audit the financial statements of the Company for the year ended December 31, 2013 and to re-audit the financial statements for the years ended December 31, 2012 and 2011based on the communications between GT and management and the Audit Committee regarding the concerns, the view of a majority of the members of the Audit Committee that communications between GT and the Company’s management and Audit Committee had become impaired, and the fact that the positions adopted by GT had already foreclosed the timely filing of the Company’s Annual Report on Form 20-F.

Changes in Registrant’s Certifying Accountants

The Company terminated the engagement of GT as the Company’s principal independent registered public accountants, effective April 30, 2014, pursuant to action taken by the Audit Committee and the Board of Directors on April 27, 2014. That action was based in part upon the view of a majority of the Audit Committee members that communications between GT and the Company’s management and Audit Committee had become impaired as described above. Additional information regarding the concerns raised by GT will be included in subsequent reports on Form 6-K and/or in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013.

On May 1, 2014 the Company engaged Crowe Horwath (HK) CPA Limited (“CHHK”) as the Company’s principal independent registered public accountant to audit the Company's financial statements for the fiscal year ended December 31, 2013 and to re-audit the prior fiscal years ended December 31, 2012 and December 31, 2011, as well as to perform services related to the auditing of those financial statements. CHHK was engaged pursuant to an affirmative vote and recommendation of the Audit Committee on April 30, 2014 and the affirmative vote of the Board of Directors on the same date. During the fiscal years ended December 31, 2013 and December 31, 2012, and the interim period through April 30, 2014, the Company did not consult with CHHK regarding: (1) the application of accounting principles to a specified transaction, either proposed or completed, or the type of audit opinion that might be rendered on the Company’s financial statements; or (2) any matter or “reportable event” as that term is defined for purposes of Item 304(a)(1)(v) of Regulation SK. The Audit Committee intends to prescribe additional audit procedures to be performed by CHHK with respect to the concerns expressed by GT.

Departure of Directors or Principal Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Audit Committee Membership Changes

On April 27, 2014, following the Audit Committee determination to terminate GT, William L. Stulginsky, the former Chairman of the Audit Committee, tendered his resignation as an independent director and Chairman of the Audit Committee. A copy of his resignation letter is filed Exhibit 99.1 to this report and is incorporated herein by reference (the “Stulginsky Resignation Letter”).

Following Mr. Stulginsky’s resignation, the Board appointed Liu Jianwei, an independent member of the Board, to the office of the Chairman of the Audit Committee, effective immediately. Mr. Liu was appointed to the Board on January 7, 2014. Prior to this Chairmanship appointment, he served as a member of the Board’s Audit Committee, Compensation Committee and Nominating Committees, respectively, and he continues to serve on each of those Committees.

Executive Director Resignation

On April 28, 2014, Su Pei Zhi tendered his resignation as a Board member to ensure that a majority of the Board of Directors continued to consist of independent directors. A copy of his resignation letter is filed Exhibit 99.2 to this report (the “Su Pei Zhi Resignation Letter”).

As a result of the above-described changes to the Board constituency, the Board includes three independent directors, Liu Jianwei, Shen Chengliang and Cheng Yan Davis, and two executive directors, Huang Jia Dong and Su Wei Feng.

Trading Halt

On May 1, 2014 the Nasdaq Stock Market (“Nasdaq”) halted trading in the Company’s securities pending Nasdaq’a issuance of, and the Company response to, information requests from Nasdaq, which the Company received on May 2, 2014. Nasdaq took that action after the Company notified Nasdaq (i) of the Company’s inability to timely file its Annual Report on Form 20-F, and (ii) of the Company’s termination of GT as the Company’s principal independent registered public accountant. The Company intends to cooperate fully with Nasdaq’s inquiry. However, the Company does not expect trading to recommence until the Company becomes current in filing it’s periodic reports, and the Company regains compliance with the Nasdaq Marketplace Rules. There can be no assurance that trading on Nasdaq will recommence, or when it may recommence. See “Nasdaq Non-Compliance Letter & Opportunity To Submit A Plan of Compliance” below. Moreover, it is possible that Nasdaq may seek to delist the Company's securities based upon the Company's failure to timely file its periodic reports before the Company is able to regain compliance with its reporting requirements. If there is an extended trading halt, there is a possibility that trading could occur on the OTCBB or the pink sheets.

Nasdaq Non-Compliance Letter & Opportunity To Submit A Plan of Compliance

Following the trading halt on May 1, 2014, the Company received a letter from Mr. Randy Genau, Director, Listing Qualifications, Nasdaq on May 1, 2014 (the “Letter”), informing the Company that it no longer complies with the Nasdaq requirements for continued listing set forth in Nasdaq Listing Rule 5250(c)(1), which requires the timely filing of periodic reports. The non-compliance cited in the Letter was the result of the Company's failure to timely file its Annual Report on Form 20-F for the year ended December 31, 2013.

The Letter states in part that the Nasdaq Staff pursuant to Nasdaq Listing Rule 5101 has afforded the Company the opportunity to submit a plan prior to June 2, 2014 that addresses the details of the Company’s plan to regain compliance with the Nasdaq Marketplace Rules. The Letter recites that the Nasdaq Marketplace Rules provide that the Staff can grant the Company an extension of up to 180 calendar days from the filing's due date to regain compliance if Nasdaq accepts the Company’s plan of compliance. After submission and review of the plan, the Nasdaq Staff will determine whether or not to grant additional time to the Company to file its Form 20-F (and any other periodic reports that hereafter may become due) and to regain compliance with the Listing Rules as permitted under The Nasdaq Marketplace Rules. There is no assurance that the terms of such plan will be accepted by the Nasdaq staff. If the Company’s plan of compliance is not accepted, the Company would have the opportunity to appeal that decision to a Hearings Panel.

The Letter advises that in determining whether to accept the Company’s plan, the Nasdaq Staff will consider matters such as: the likelihood that the Form 20-F, along with any subsequent periodic filing that will be due, can be made within the 180 day period; the Company’s compliance history; the reasons for the late filing of the Form 20-F; other corporate events that may occur within the review period; the Company’s overall financial condition; and the Company’s public disclosures.

The Company plans to present its plan of compliance to Nasdaq and to request continued listing pending the completion of the plan. There is no assurance that the compliance plan that the Company intends to file with Nasdaq will be accepted by the Nasdaq Staff.

A copy of the Letter is attached as Exhibit 99.3 and a copy of the press release required to be issued pursuant to Nasdaq Listing Rule 5810(b), entitled “China Ceramics Announces Receipt of Nasdaq Non-Compliance Letter & Opportunity To Submit A Plan of Compliance” is attached as Exhibit 99.4.

Other Events

The Company issued a press release, entitled “China Ceramics Announces Delays In Filing its Fiscal 2013 Annual Report, Suspension of Trading, and Preliminary Unaudited 2013 Financial Results” which reported, among other things, the change in the Company’s principal independent registered public accountant, the trading halt and the Company’s preliminary unaudited 2013 financial results. A copy of the press release making the announcement is attached as Exhibit 99.5.

Financial Statements and Exhibits

99.1	Stulginsky Resignation Letter dated as of April 27, 2014.
99.2	Su Pei Zhi Resignation Letter dated as of April 28, 2014.
99.3	Letter from the Randy Genau, Director, Listing Qualifications, The NASDAQ Stock Market to Mr. Hen Man Edmund, c/o Ralph De Martino, Esq., Schiff Hardin LLP dated May 1. 2014.
99.4	Press release dated May 2, 2014, entitled “China Ceramics Announces Receipt of Nasdaq Non-Compliance Letter & Opportunity To Submit A Plan of Compliance.”
99.5	Press release dated May 2, 2014, entitled “China Ceramics Announces Delays In Filing its Fiscal 2013 Annual Report, Suspension of Trading, Changes In Its Board of Directors, And Preliminary Unaudited 2013 Financial Results.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CHINA CERAMICS CO., LTD.

By:	/s/ Huang Jia Dong
Huang Jia Dong, Chief Executive Officer

Date: May 9, 2014